

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

February 23, 2010

Rami Abada
Chief Financial Officer
Jennifer Convertibles, Inc.
417 Crossways Park Drive
Woodbury, New York 11797

> **Re:** **Jennifer Convertibles, Inc.**
> **Form 10-K for the Fiscal Year Ended August 29, 2009**
> **Filed December 14, 2009**
> **Form 10-Q for the Quarterly Period Ended November 28, 2009**
> **Filed January 12, 2010**
> **File No. 001-09681**

Dear Mr. Abada:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

> Sincerely,
> /s/ Andrew Mew
> Andrew Mew
> Accounting Branch Chief